Exhibit 12.1

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Quarter Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Pre-tax earnings	$126,296	$178,430	$661,257	$796,805	$773,570	$731,521	$720,801
Fixed charges	16,447	16,628	64,918	69,533	75,133	62,775	58,220

Earnings before fixed charges	$142,743	$195,058	$726,175	$866,338	$848,703	$794,296	$779,021

Fixed charges:
Interest expense*	15,529	16,046	62,721	67,089	$71,899	$60,290	$55,881
Amortization of bond issue costs	135	126	508	475	1,237	644	610
Estimated interest factor of rental expense	783	456	1,689	1,969	1,997	1,841	1,729

Total fixed charges	$16,447	$16,628	$64,918	$69,533	$75,133	$62,775	$58,220

Ratio of earnings to fixed charges	8.7	11.7	11.2	12.5	11.3	12.7	13.4

Earnings before fixed charges	$142,743	$195,058	$726,175	$866,338	$848,703	$794,296	$779,021
Interest credited for deposit products	17,858	16,976	70,422	66,434	61,940	63,049	64,470

Adjusted earnings before fixed charges	$160,601	$212,034	$796,597	$932,772	$910,643	$857,345	$843,491

Fixed charges	$16,447	$16,628	$64,918	$69,533	$75,133	$62,775	$58,220
Interest credited for deposit products	17,858	16,976	70,422	66,434	61,940	63,049	64,470

Adjusted fixed charges	$34,305	$33,604	$135,340	$135,967	$137,073	$125,824	$122,690

Ratio of earnings to fixed charges including interest credited on deposit products as a fixed charge	4.7	6.3	5.9	6.9	6.6	6.8	6.9

Rental expense	$2,373	$1,383	$5,118	$5,967	$6,050	$5,579	$5,238
Estimated interest factor of rental expense (33%)	$783	$456	$1,689	$1,969	$1,997	$1,841	$1,729

*	There was no interest capitalized in any period indicated.